82-3123

PRESS RELEASE

BOMBARDIER

SUPPL

BOMBARDIER ANNOUNCES FINANCIAL RESULTS FOR FIRST QUARTER ENDED APRIL 30, 2004 AND PROVIDES UPDATE ON PROGRESS OF BUSINESS RESTRUCTURING

Results and highlights

- **Consolidated revenues of $3.5 billion, an increase of 6% over same period last year**
- **Negative EBT before special items of $123 million, resulting mainly from contract adjustments of $200 million at Bombardier Transportation; negative EBT of $209 million**
- **Special items of $86 million, relating to Transportation restructuring**
- **Loss per share of $0.10**
- **Overall order backlog reaches $33.5 billion**
- **Significantly improved free cash flow performance**
- **Return to capital markets with a successful $750-million notes offering**
- **Increased business jet deliveries**
- **Financial reporting currency changed to U.S. dollars**

Montréal, May 27, 2004 - Bombardier Inc. today released financial results for the first quarter of fiscal year 2005. Significant contract adjustments at Bombardier Transportation contributed largely to the Corporation's loss per share of $0.10, despite increased revenues and improved free cash flow.

"At Bombardier Transportation, results have been impacted in a major way by contract adjustments in specific areas of the business, mainly in the Total Transit Systems division, in connection with new technical issues and cost overruns, which led to the deterioration of contract margins during the quarter," said President and Chief Executive Officer Paul M. Tellier.

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"We moved quickly to put new senior management in place in this division. Together with the new leadership team at Bombardier Transportation, they will intensify their focus on project management and execution."

"I am confident, given the initiatives we have taken and the new leadership we appointed, that Bombardier Transportation will soon return to profitability," said Tellier.

The restructuring of the transportation business is on schedule. The Amadora, Portugal, site has ceased production on May 21, six weeks ahead of schedule, while the Doncaster, U.K. plant is slated to close at the end of June, six months earlier than expected. All other site closures are progressing as per schedule.

Rightsizing efforts have already led to a workforce reduction of more than 1,000 employees, with almost two-thirds of these reductions among white collar employees.

Detailed action plans are completed for all sites selected for the productivity improvement program. In addition, new procurement leadership has been put in place and a Supplier Solicitation Program launched with clear targets for costs, quality and reliability.

"At Bombardier Capital, the strategy remains unchanged: the winding down of portfolios is well underway and margins are in line with expectations," Tellier commented.

At Bombardier Aerospace, revenues are up by 9%. "The pick-up in the business aircraft market, where deliveries are up, is a positive development," Tellier said. "However, the improved margins in Business Aircraft were offset by the increased regional jet sales incentive costs, and by the impact of the currency adjustment."

Bombardier Aerospace continually monitors the situation of its customers in the regional jet market. Reflecting the current delivery profile, a production rate adjustment for the Bombardier* CRJ200* aircraft will be made in the third quarter of fiscal year 2005.

Overall, it is expected that Bombardier Aerospace will deliver a similar number of aircraft in this fiscal year as it did in fiscal year 2004.

This year, the implementation of a new organizational structure around key activities was undertaken by Bombardier Aerospace to increase accountability and focus on customer needs. Cost-cutting initiatives are ongoing in the areas of procurement and site rationalization. Efforts to restructure the business began in 2003 with several initiatives, including workforce reductions and the consolidation of business aircraft production at two manufacturing sites.

Furthermore, a newly-appointed team under the leadership of Gary R. Scott has been put together to evaluate whether Bombardier will manufacture a new-generation commercial aircraft.

The Corporation has made real progress in terms of free cash flow. "Cash flow from operations was $1 billion better this quarter compared to the same period last year, a significant improvement," added Tellier.

"Our $750-million notes offering was very successful, and was more than four times oversubscribed," Tellier said. "The U.S. capital markets obviously have confidence in Bombardier, and in our ability to execute our restructuring plan."

"The business restructuring is a particularly challenging phase of our three-year plan, which should soon show the benefits of a strengthened balance sheet and more efficient business management. It will get better from here," said Tellier about the considerable efforts that have been made to date to refocus Bombardier.

"This is a three-year plan and we are where we want to be in terms of executing that plan. We've taken decisive measures and we are delivering on our commitments," Tellier concluded. "Admittedly, this is a tough plan, but we've got a good foothold."

Financial Highlights

(millions of U.S. dollars, except per share amounts and number of shares outstanding)

(unaudited)

	Three months ended April 30	
	2004	2003
Segmented revenues		
Aerospace	**$ 1,759**	$ 1,608
Transportation	**1,689**	1,639
Bombardier Capital (BC)	**108**	146
Intersegment revenues	**(28)**	(61)
External revenues	**3,528**	3,332
Income (loss) from continuing operations before special items and income taxes		
Aerospace	**(23)**	3
Transportation	**(110)**	74
BC	**10**	16
	(123)	93
Special items	**(86)**	(9)
Income (loss) from continuing operations before income taxes	**(209)**	84
Income tax expense (recovery)	**(35)**	29
Income (loss) from continuing operations	**(174)**	55
Loss from discontinued operations – net of tax	**-**	(1)
Net income (loss)	**$ (174)**	$ 54
Earnings (loss) per share:		
Basic and diluted		
Income (loss) from continuing operations	**$ (0.10)**	$ 0.03
Net income (loss)	**$ (0.10)**	$ 0.03
Weighted average number of common shares outstanding during the periods (thousands)	**1,749,783**	1,435,957

ANALYSIS OF RESULTS

Effective the first quarter of fiscal year 2005, the Corporation changed its reporting currency to the U.S. dollar. Therefore, all amounts in this press release are in U.S. dollars unless otherwise indicated. Comparative financial information previously expressed in Canadian dollars is now presented in U.S. dollars for all periods shown, using the exchange rate applicable at each balance sheet date for assets and liabilities, and the average exchange rate for the corresponding periods for the consolidated statements of income and consolidated statements of cash flows. Equity transactions have been translated at historical rates for the last five years with opening equity on Feb. 1, 1999 translated at the exchange rate on that date. The net adjustment from the translation has been included in the deferred translation adjustment account in shareholders' equity.

Consolidated results

For the first quarter ended April 30, 2004, consolidated revenues amounted to $3.5 billion, compared to $3.3 billion for the same period the previous year. The $196-million increase is mainly due to higher revenues in the aerospace segment.

Earnings before taxes (EBT) before special items for the three-month period ended April 30, 2004 were negative $123 million, compared to EBT before special items of $93 million, for the same period last year. This decrease is mainly due to lower EBT before special items in the transportation segment.

Special items amounted to $86 million for the three-month period ended April 30, 2004, related to the proposed restructuring initiative in the transportation segment, compared to $9 million for the same period last year, for severance and other involuntary termination costs in the aerospace segment.

As a result, EBT amounted to negative $209 million for the three-month period ended April 30, 2004, compared to EBT of $84 million for the corresponding period the previous year.

For the first quarter of the current fiscal year, loss from continuing operations and net loss was $174 million, or $0.10 per share, compared to an income from continuing operations of $55 million and a net income of $54 million, or $0.03 per share, for the same period last year.

Bombardier's order backlog as at April 30, 2004 totalled $33.5 billion, compared to an order backlog of $34.6 billion as at Jan. 31, 2004. This reduction is due to a decrease in the transportation segment's order backlog.

Bombardier's free cash flow, defined as cash flows from operating activities less net additions to property, plant and equipment, amounted to a use of $214 million for the first quarter of the current fiscal year, compared to a use of $1.2 billion for the first quarter of last fiscal year.

Bombardier Aerospace

- **Revenues of $1.8 billion**
- **Negative EBT of $23 million**
- **Order backlog of $11 billion**
- **Aircraft deliveries totalled 71 compared to 63 in same quarter last year**

Bombardier Aerospace's segmented revenues amounted to $1.8 billion for the three-month period ended April 30, 2004, compared to $1.6 billion for the same period the previous year. This increase is mainly due to higher deliveries of business aircraft, as a result of the entry into service of the Bombardier* Challenger* 300 and the Bombardier* Learjet* 40 in the last quarter of fiscal year 2004, combined with a favourable mix of regional aircraft deliveries. This also reflects higher deliveries of pre-owned aircraft, higher spare parts sales and product support activities. This increase was partially offset by lower deliveries of wide-body aircraft interiors.

Negative EBT before special items amounted to $23 million for the three-month period ended April 30, 2004, compared to EBT before special items of $3 million for the same period last year. Improved margins on business aircraft were more than offset by the negative effect of the higher effective exchange rate for the Canadian dollar compared to the U.S. dollar, higher costs related to sales incentives and higher depreciation expense.

Special items amounted to $9 million for the first quarter ended April 30, 2003.

As a result, negative EBT amounted to $23 million for the quarter ended April 30, 2004, compared to negative EBT of $6 million for the same period last year.

Aircraft deliveries totalled 71 for the first quarter of this fiscal year, compared to 63 in the first quarter of the previous fiscal year. Deliveries in the current year include deliveries of 24 business aircraft and 47 regional aircraft. The 24 business aircraft delivered during the first quarter of the current fiscal year include three aircraft sold to customers of Bombardier* Flexjet* program for which revenues will be recognized over the life of the related service contract.

Since the beginning of the fiscal year, Bombardier Aerospace has received net firm orders for a total of 44 regional aircraft.

The aerospace firm order backlog totalled $11 billion as at April 30, 2004, compared to $10.9 billion as at Jan. 31, 2004.

Bombardier Aerospace intends to reduce the production rate of the CRJ200 aircraft in the third quarter of fiscal year 2005 to align production levels to the current delivery profile. Nevertheless, the total deliveries of business and regional aircraft for fiscal year 2005 are expected to remain at a similar level to that of fiscal year 2004.

The following orders were received during the three-month period ended April 30, 2004: Atlantic Southeast Airlines, a Delta Connection wholly-owned subsidiary converted 32 options into firm orders for CRJ200 aircraft, valued at approximately $780 million; and All Nippon Airways Co. Ltd. of Tokyo ordered four Bombardier* Q400* aircraft.

Bombardier Transportation

- **Revenues of $1.7 billion**
- **Negative EBT before special items of $110 million; negative EBT of $196 million**
- **New order intake totalling $900 million**
- **Order backlog of $22.5 billion**

For the quarter ended April 30, 2004, Bombardier Transportation's segmented revenues amounted to $1.7 billion, compared to $1.6 billion for the same period last year.

This increase in revenues for the three-month period ended April 30, 2004 compared to the same period last fiscal year is mainly due to the positive effect of the weakening of the average exchange rate of the U.S. dollar compared to the euro and other western European currencies, amounting to approximately $150 million. This was partially offset by the impact of contract adjustments recorded during the three-month period ended April 30, 2004.

Negative EBT before special items amounted to $110 million for the three-month period ended April 30, 2004, compared to EBT before special items of $74 million for the same period last year. This decrease in EBT is mainly the result of contract adjustments totalling approximately $200 million due to events or change of circumstances which arose in the current period. Of these adjustments, approximately $110 million relate to a single division, Total Transit Systems, a significant portion of which was recorded for one contract. These adjustments relate to cost estimate revisions for the completion of a limited number of contracts, mainly arising from unforeseen technical issues primarily on new product development, anticipated lower revenues from claims against customers, anticipated liquidated damages and cost overruns.

Special items amounted to $86 million for the three-month period ended April 30, 2004. This charge relates mainly to severance and other involuntary termination costs, as well as site closure costs in connection with the proposed closing of seven production sites in five European countries.

As a result, EBT amounted to negative $196 million for the quarter ended April 30, 2004, compared to EBT of $74 million for the same period last year.

Bombardier Transportation's backlog reached $22.5 billion as at April 30, 2004, compared to $23.7 billion as at Jan. 31, 2004. This decrease in the value of the order backlog reflects an excess of revenues over order intake, as well as a negative foreign exchange adjustment of approximately $300 million.

Bombardier Transportation signed contracts for a total value of $900 million during the quarter ended April 30, 2004. Major contracts were for 120 electric multiple units from Metropolitan Transportation Authority/Metro-North Railroad (U.S.A.) valued at $206 million; maintenance of 16 AVE** high-speed trains from the Spanish National Railways valued at $159 million, as well as for 44 high-speed power heads worth $122 million.

Bombardier Capital

- **Revenues of $108 million**
- **EBT amounted to $10 million**
- **15% reduction in wind-down portfolios**

Average assets under management amounted to $4.5 billion for the quarter ended April 30, 2004, compared to $6.2 billion for the quarter ended April 30, 2003. This decrease is primarily due to the reduction in the wind-down portfolios, particularly the receivable factoring and business aircraft portfolios.

The reduction in the wind-down portfolios is proceeding as planned. These wind-down portfolios were reduced by $143 million, or 15%, in this quarter, compared to Jan. 31, 2004.

For the first quarter of the current fiscal year, Bombardier Capital's segmented revenues amounted to $108 million, compared to $146 million for the quarter ended April 30, 2003. This decrease results from lower average assets under management.

Bombardier Capital's EBT amounted to $10 million for the quarter ended April 30, 2004, compared to EBT of $16 million for the same period last year. This decrease is mainly due to the reduction in net margin resulting from the decrease in the wind-down portfolios, partially offset by a lower provision for credit losses.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

The Management's Discussion and Analysis and the Consolidated Financial Statements are available at www.bombardier.com.

FORWARD-LOOKING STATEMENTS
This press release includes "forward-looking statements" that are subject to risks and uncertainties. For information identifying legislative or regulatory, economic, currency, technological, competitive and other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see Bombardier's Annual Report under the heading "Risks and uncertainties" in the Management's Discussion and Analysis section.

CAUTION REGARDING NON-GAAP EARNINGS MEASURES
This release is based on the reported earnings in accordance with Canadian generally accepted accounting principles (GAAP). It is also based on income (loss) before income taxes (EBT) before special items and free cash flow, which are non-GAAP measures. Special items are viewed by Management as items that do not arise as part of the normal day-to-day business operations or that could potentially distort the analysis of trends. These measures do not have a standardized meaning prescribed by GAAP and are therefore not readily comparable to similar measures presented by others.

* Trademark(s) of Bombardier Inc. or its subsidiaries.

** AVE is a trademark of RENFE (Spanish National Railways).

For information Dominique Dionne
Vice President, Communications
+1 514 861-9481

www.bombardier.com